Exhibit 99.7

RIO

TINTO

News release...

9 May 2005

Rio Tinto increases off-market buy-back tender to

A$1 billion in response to strong demand

Rio Tinto Limited today announced the successful result of its off-market share buy-back (the "Buy-Back"). A total of approximately 27.3 million shares, representing 8.7 per cent of Rio Tinto Limited's publicly held issued share capital (2.0 per cent of the Rio Tinto Group1), were bought back under the Buy-Back at A$36.70 per share at a cost of approximately A$1 billion (US$780 million).

The buy-back price of A$36.70 per share represents a 14 per cent discount to the relevant volume weighted average price of Rio Tinto Limited shares sold on the ASX over the five trading days up to and including the closing date of the Buy-Back2. It also represents a discount of 15.6 per cent to the closing price for Rio Tinto Limited shares on 6 May 2005, of A$43.50.

Rio Tinto's Finance Director, Guy Elliott, said, "We are very pleased to have significantly increased the size of the Buy-Back to A$1 billion from the indicative A$400-$500 million previously announced. This reflected strong demand at a very attractive discount. It followed a vote by shareholders comprehensively in favour of the capital management resolutions as announced following the recent Rio Tinto Annual General Meetings in London and Sydney.

As a result, we have now accomplished over half of our previously announced US$1.5 billion capital management programme and we retain the financial flexibility both to complete this programme and to pursue other opportunities.

This highly efficient return of capital reflects one feature of our overall approach to investment of cash flow, ranking after investment in value-enhancing opportunities and after the continuation of the Group's long established progressive dividend policy, which was recently rebased upwards by 20 per cent."

Under a separate buy-back, Tinto Holdings Australia Pty Limited ("THA"), a wholly owned subsidiary of Rio Tinto plc, will accept the same A$36.70 buy-back price set under the Buy-Back for a proportion of its 37.5 per cent holding of Rio Tinto Limited ordinary shares (the "THA Matching Buy-Back") so that THA's proportional shareholding in Rio Tinto Limited does not increase as a result of the Buy-Back. Rio Tinto Limited is therefore buying back approximately 16.4 million shares from THA under the THA Matching Buy-Back for approximately A$600 million.

_________________________

1           This is based on the aggregate number of ordinary shares on issue in Rio Tinto plc and Rio Tinto Limited, but excluding from that aggregate the Rio Tinto Limited shares held by Rio Tinto plc through its subsidiary Tinto Holdings Australia Pty Limited.

2           The cumulative VWAP of Rio Tinto Limited ordinary shares sold on the ASX, as adjusted for certain trades considered to be not "at-market", over the five trading days up to and including 6 May 2005, was A$42.6726, calculated to four decimal places.

Rio Tinto Limited 55 Collins Street Melbourne 3000 Australia (ABN 96 004 458 404)

Postal Address: GPO Box 384D Melbourne 3001 Australia

Telephone (03) 9283 3333 Fax (03) 9283 3703

In total, Rio Tinto Limited is buying back ordinary shares to the value of approximately A$1.6 billion but, of this amount, the A$600 million arising from the THA Matching Buy-Back remains within the Rio Tinto Group because of the dual listed companies structure. Notwithstanding these buy-backs, Rio Tinto Limited expects to continue to be able to pay fully franked dividends for the reasonably foreseeable future.

As buy-backs of Rio Tinto Limited's publicly held shares both on or off market are subject to a 10 per cent limit approved by shareholders, this Buy-Back utilises most of the available capacity for Rio Tinto Limited to buy back its publicly held shares under existing shareholder approvals during the next 12 months.

All shares tendered as Final Price Tenders and at a discount of 14 per cent have been accepted in full, subject to any minimum price condition. No scale back has been applied to any of the accepted tenders. Rio Tinto Limited will not buy back shares tendered at discounts from 8 per cent to 13 per cent inclusive. Tenders conditional on minimum prices of A$37.50 or above will also not be bought back.

For shareholders whose shares are bought back under the Buy-Back, A$32.70 of the buy-back price will be treated for Australian tax purposes as a fully franked dividend. For Australian capital gains tax purposes, the deemed capital proceeds for shareholders other than corporate tax entities will generally be taken to be A$6.44, being the A$4.00 capital component plus A$2.44, being the excess of the Tax Value3 over the buy-back price.

It is expected that cheques will be posted to shareholders, and instructions for payment to shareholder bank accounts will be issued, by no later than Tuesday, 17 May 2005. Shares that have been tendered into the Buy-Back but not bought back are expected to be released to shareholders' holdings on or about Tuesday, 10 May 2005.

For any queries on the Buy-Back, shareholders may call 1300 657 022 toll free within Australia or +613 9415 4137 if calling from outside Australia, or visit our website at www.riotinto.com.

For further information, please contact:

AUSTRALIA	LONDON
Media Relations	Media Relations
Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101	Lisa Cullimore Office: +44 (0) 20 7753 2305 Mobile: +44 (0) 7730 418 385

Investor Relations	Investor Relations
Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309	Nigel Jones Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365

Susie Creswell Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 418 933 792	Richard Brimelow Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7753 783 825

Website: www.riotinto.com

_________________________

3       The Tax Value of A$39.14 was calculated as A$40.02 adjusted by the movement in the Rio Tinto plc share price on the London Stock Exchange from the closing price of £16.85 on 2 February 2005 to the opening price of £16.48 on 6 May 2005, as agreed with the Australian Tax Office.